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                           May 6, 2020

       Steven Lisi
       Chairman and Chief Executive Officer
       Beyond Air, Inc.
       825 East Gate Blvd., Suite 320
       Garden City, NY 11530

                                                        Re: Beyond Air, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2020
                                                            File No. 333-237958

       Dear Mr. Lisi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Avital Perlman, Esq.